

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2013

Via Facsimile
Mr. Raj S. Nanvaan
Chief Financial Officer
Native American Energy Group, Inc.
61-43 186th Street, Suite 507
Fresh Meadows, NY 11365

> **Re: Native American Energy Group, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2012**
> **Filed May 20, 2013**
> **File No. 000-54088**

Dear Mr. Nanvaan:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2012

Financial Statements, page F-1

1.   We note that your cumulative financial statements covering the period from inception on January 18, 2005 through December 31, 2012 are not identified in the audit opinion nor labeled as unaudited. We advised you in our letter dated April 22, 2011 that if the financial statements for the cumulative period have not been audited, you would need to label them as unaudited; and that if they were audited you would need to obtain and file a revised audit report from your auditor with clarifying language in the introductory and opinion paragraphs. Please amend your filing to conform with this guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief